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                             SECURITIES AND EXCHANGE COMMISSION

                                   WASHINGTON, D.C. 20549
                                        --------------
                                       AMENDMENT NO. 1 TO

                                          SCHEDULE 14D-9
                         SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
                     SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                        --------------
                                      EDMARK CORPORATION
                                   (Name of Subject Company)
                                       EDMARK CORPORATION
                               (Name of Person Filing Statement)
                                        --------------
                                    COMMON STOCK, NO PAR VALUE
                 (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE COMMON STOCK)
                                (Title of Class of Securities)
                                       --------------
                                          281094 20 1
                            (CUSIP Number of Class of Securities)
                                        --------------
                                        PAUL N. BIALEK
                            VICE PRESIDENT--FINANCE AND ADMINISTRATION,
                        CHIEF FINANCIAL OFFICER, SECRETARY AND TREASURER
                                       EDMARK CORPORATION
                                      6727 185TH AVENUE NE
                                   REDMOND, WASHINGTON 98052
                                          (206) 556-8400
                  (Name, address and telephone number of person authorized
                           to receive notices and communications
                       on behalf of the person filing this Statement)
                                        --------------
                                           COPIES TO:
                                    MICHAEL E. MORGAN, ESQ.
                                    LAWRENCE J. STEELE, ESQ.
                                   LANE POWELL SPEARS LUBERSKY
                                   1420 FIFTH AVENUE, SUITE 4100
                                     SEATTLE, WASHINGTON 98101
                                          (206) 223-7000

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     Edmark Corporation (the "Company") hereby amends its
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement"), originally filed on November 18, 1996, with respect to the offer to purchase all outstanding shares of Common Stock, no par value, of the Company, made by International Business Machines Corporation and Indigo Acquisition Corp. (the "Purchaser"), as set forth in this Amendment No. 1.






      Item 8. ADDITIONAL INFORMATION

     The Company notes that the Purchaser has amended its Tender Offer Statement on Schedule 14D-1 to clarify that the Purchaser will construe the terms of the Offer, in a manner consistent with the fifth paragraph under the caption "Introduction" of the Offer to Purchase, such that the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless the Minimum Condition shall have been satisfied prior to the Expiration Date. The Purchaser will further construe the terms of the Offer, in a manner consistent with the fifth paragraph under
Section 1 of the Offer to Purchase, such that the Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment and paid for, and may terminate the Offer if, any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the conditions set forth in clauses (a) - (g) of Section 14 of the Offer to Purchase exist. Capitalized terms used herein and not defined have the meanings assigned thereto in the Offer to Purchase.

                                       1


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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                            EDMARK CORPORATION

                            By: /s/ Paul N. Bialek__________

                                Paul N. Bialek

                                VICE PRESIDENT--FINANCE AND
                                ADMINISTRATION,

                                CHIEF FINANCIAL OFFICER, SECRETARY
                                AND TREASURER


Dated: December 11, 1996





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